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Alan I. Annex, Esq. 212-801-9323 annexa@gtlaw.com	June 20, 2005

VIA EDGAR TRANSMISSION
Max A. Webb, Esq.
Daniel Morris, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Jean Yu
Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:    CKX, Inc.
  Pre-Effective Amendment No. 3 to
  Registration Statement on Form S-1 (No. 333-123995)

Ladies and Gentlemen:

        On behalf of CKX, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 ("Amendment No. 3") to the Registrant's Registration Statement on Form S-1 (No. 333-123995), originally filed with the Commission on April 11, 2005, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed on May 19, 2005 and Amendment No. 2 thereto ("Amendment No. 2") filed on June 6, 2005 (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith, for registration under the Securities Act of the offer and sale of up to $422,625,000 of shares of the Registrant's common stock, par value $.01 per share (the "Common Stock").

        Amendment No. 3 responds to the comments heretofore received from the Commission's staff (the "staff") by a letter dated June 17, 2005 (the "Comment Letter") with respect to the Registration Statement. Other changes reflect developments since the filing of Amendment No. 2 and comments received by the Underwriters from the National Association of Securities Dealers, Inc. For the staff's convenience, the staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff's comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in Amendment No. 2 filed with the Commission on June 6, 2005, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 3. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

        The Registrant notes that an aggregate filing fee of $49,742.96 was paid by the Registrant in two payments prior to the date hereof. On April 11, 2005, the Registrant paid $37,222.63 and on June 6, 2005, the Registrant paid $12,520.33, each by wire transfer to the Commission's U.S. Treasury lockbox depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in

connection with the filing of the Registration Statement and Amendment No. 2 with the Commission on such dates.

The Comment Letter

Amendment No. 2

Dilution, page 30

1.
Reference is made to your net tangible book deficit of $2.35 per share of common stock. Based on the formula described in the first paragraph in this section, we calculate net tangible book deficit to be $2.41 per share of common stock rather than net tangible book deficit of $2.35 per share as disclosed by you. Please reconcile the difference in the per share amounts and provide us with your calculation of net tangible book value per common share. Alternatively, you may revise your disclosure to correct the discrepancy.

The Registrant provides the following table supporting the calculation of net tangible book deficit of ($2.35) as of March 31, 2005, based on the amounts reflected in the condensed consolidated balance sheet on page F-2 and the formula described in the first paragraph on page 30:

Total assets		$389,984
Less:
Goodwill	$(148,843)
Other intangible assets—net	(140,459)
Minority interest	(3,950)
Total liabilities	(257,782)

		(551,034)

Net tangible book deficit		$(161,050)
Shares outstanding(1)	68,444,195
Net tangible book deficit per share	$(2.35)

(1)
Includes 1,672,170 redeemable restricted common shares.

The Registrant has recalculated net tangible book deficit per share excluding the redeemable restricted common shares to arrive at the Commission's calculation of $(2.41).

The Registrant believes and proposes that the calculation of net tangible book deficit per share, excluding the redeemable restricted shares, should also exclude the temporary equity associated with those shares of $23.0 million, resulting in the following calculation:

Total assets		$389,984
Less:
Goodwill	$(148,843)
Other intangible assets—net	(140,459)
Minority interest	(3,950)
Redeemable restricted common stock	(23,002)
Total liabilities	(257,782)

		(574,036)

Net tangible book deficit		$(184,052)
Shares outstanding		66,772,025
Net tangible book deficit per share		$(2.76)

The Registrant notes the following revised amounts, reflective of the revised net tangible book deficit per share noted above:

Pro forma net tangible book value	$31.7 million
Pro forma net tangible book value per share	$0.39
Increase in net tangible book value to existing shareholders	$3.15
Dilution per share to new investors	$15.61

The Registrant has revised the table on page 30 to reflect the above calculation and has provided additional disclosure to clarify the basis of the calculation.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 36

2.
We note your response to prior comment 6 and revised disclosures explaining how the adjustments to the weighted average shares outstanding for the various transactions reflected in the pro forma statements of operations were calculated or determined. Please clarify in your footnotes to clearly explain that the pro forma adjustments to the weighted average shares outstanding for the three months ended March 31, 2005 take into account the additional weighting of shares for the period prior to financing transactions and acquisitions. In other words, we believe your revised disclosure should clearly state the pro forma adjustments with regard to the financing transactions assumed the shares were outstanding for the period from January 1, 2005 to February 6, 2005 rather than "…assuming all shares were issued on January 1, 2005," in order to avoid any confusion. Please similarly revise your disclosures to clearly state the period for which the adjustments for the pro forma weighted average shares outstanding for the acquisitions of the Presley Business and 19 Entertainment relate.

The Registrant has revised the disclosures in footnotes 1.A.(iv) on page 38 and 1.D.(iii) beginning on page 42 to the Unaudited Pro Forma Condensed Combined Financial Statements to clearly disclose that the pro forma adjustments to the weighted average shares outstanding reflect the additional weighting of common shares outstanding assuming such shares were outstanding for the period from January 1, 2005 to the dates the shares were issued.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 38
Note 1—Pro Forma Adjustments, page 38
B. Other Adjustments, page 38

3.
Please correct the numerical sequence on page 39 in footnote 1.B.

The Registrant has revised the referenced disclosure as requested on page 39.

Other Adjustments, page 40
(ii) Income Taxes, page 41

4.
We note that you disclose that pro forma tax expense amounts were $107 and $1,519 for the year ended December 31, 2004 and three months ended March 31, 2005, respectively. We also note that these amounts do not agree with the amounts disclosed in the table as pro forma income tax expense, as adjusted for the financing and acquisition transactions, of $2,639 and $125 for the year ended December 31, 2004 and three months ended March 31, 2005, respectively. Please explain to us and disclose in the footnote why they differ and provide a reconciliation of the amounts. Alternatively, you may revise your footnote to correct these discrepancies. Also, it appears that you describe certain amounts in footnote I.D.(ii) as tax expense when it appears that they represent tax benefits. Please revise to correctly label amounts representing tax benefits rather than tax expense. Further, it appears that brackets should not be around $3,130 but should be around $3,261. Please revise as necessary to correct these errors.

The Registrant has revised the presentation on page 41 in footnote 1.D.(ii) to the Unaudited Pro Forma Condensed Combined Financial Statements to agree with the amounts disclosed in the table as pro forma income tax benefit (expense), as adjusted for the financing and acquisition transactions for the year ended December 31, 2004 and the three months ended March 31, 2005. The Registrant has also revised the descriptions and bracketing of certain amounts to label amounts representing tax benefit and tax expense consistently between the pro forma financial statements and the related tax footnote.

5.
We note the changes made to footnote 2 on page 42 in response to our prior comment 8 but are still unclear as to how the adjustments to income tax expense for the year ended December 31, 2004 and the three months ended March 31, 2005 were calculated or determined. Please revise the notes to the pro forma financial information to disclose the significant assumptions (i.e., effective tax rate) used to calculate the pro forma adjustment to tax expense. The disclosures provided in footnote 1.D.(ii) on page 41 should be similarly revised.

The Registrant has revised the presentation on page 41 in footnote 1.D. (ii) to the Unaudited Pro Forma Condensed Combined Financial Statements to disclose the significant assumptions used to calculate the pro forma adjustments to tax expense for the year ended December 31, 2004 and the three months ended March 31, 2005. Specifically, it has described the pro forma adjustments impacting the income tax expense adjustment and the related assumed statutory tax rates.

In addition, to enhance the disclosure regarding the Registrant's income taxes on a pro forma basis, the Registrant included a reconciliation of the effective tax rate to the federal tax rate for the year ended December 31, 2004 and the three months ended March 31, 2005 for both the Pre-Offering pro forma results and the Post-Offering pro forma results. These reconciliations appear on pages 42 and 44, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

6.
Please file copies of Exhibits 10.15, 10.16, 10.17, 10.23 and 10.24. Where appropriate, your registration statement should contain summaries of these agreements (including discussion of the importance of these agreements).

The Registrant withdrew its Confidential Treatment Request with respect to such Exhibits. The Registrant has filed un-redacted versions of the above referenced Exhibits with Amendment No. 3. The Registrant respectfully believes that the body of the Registration Statement contains a full and complete description of such agreements and the importance thereof in the description of its business. The limited information for which the Registrant had previously sought confidential treatment is not material to an investor's understanding of the Registrant's business.

Presley Business—Historical Operating Results, page 65
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Revenues, page 65

7.
We note the disclosure indicating that the Presley business outsourced the operation of its mail order retail business on April 1, 2004 and that as a result, it no longer bears the business risk for sales and related expenses. Please tell us and clarify in MD&A whether the outsourcing of this business resulted in a change in the recognition of sales revenues from a gross to a net basis, pursuant to the guidance outlined in EITF 99-19. If not, please explain why. We may have further comment upon review of your response.

The Registrant has added additional disclosure on page 68 to clarify that the Presley business outsourcing of its mail order retail business, resulted in a change in revenue recognition in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

New Project Development, page 83

8.
Please revise the registration statement to better describe the show "So You Think You Can Dance?" and explain why you believe it is material.

The production of this show is in the ordinary course of the Registrant's business. It was highlighted in the Registration Statement not for its materiality but as an example of the type of new project that the Registrant is working on. The Registrant has revised the disclosure under "Film and Television" on page 82 and "New Project Development" on page 85 to better describe that the show "So You Think You Can Dance?" is an example of the type of show in development. The Registrant has added disclosure under these captions to reflect that the success or failure of this show or any individual television program or project to achieve any level of success would not be material to the Registrant's business.

Director Compensation, page 91

9.
Please tell us and disclose in the notes to your interim financial statements, MD&A and elsewhere as appropriate, how you plan to account for the 50,000 and 25,000 shares of restricted common stock to be issued to Mr. Langer and Mr. Harnick, respectively, upon the close of the offering within your consolidated financial statements. Disclose the total estimated amount of compensation expense that is expected to result from the issuance of restricted shares of common stock and explain how it was calculated or determined.

The Registrant has included on page 94 a description of how it plans to account for the shares of restricted common stock to be issued to Mr. Langer and Mr. Harnick upon the close of the offering, as follows:

The grant of the restricted stock is contingent upon the successful completion of the offering. Accordingly, the fair value of the common stock will be determined at the time the offering is completed. Assuming our company's stock price at the completion of the offering is $16.00, the total value of this award would be $1.2 million. We will allocate the portion of this amount related to the directors' work on the offering and record that amount to compensation expense upon completion of the offering; the remainder of this amount will be recognized as compensation expense over the remaining five year requisite service period.

Because the stock grant is contingent on the offering, and the estimated amount of $1.2 million is a non-cash expense to be recognized over five years, the Registrant has determined that no disclosure in the interim financial statements or MD&A is required at this time, as this is not a material item. The Registrant intends to disclose the stock grant if and when the offering is concluded, in its future financial statements.

Condensed Consolidated Financial Statements
Note 2—Summary of Significant Accounting Policies, page F-7
Property and Equipment, page F-7

10.
We note your response to our prior comment 15 but do not believe that the revisions made to Note 2 were fully responsive to our prior comment. Please revise to disclose the range of useful lives used for each category of property and equipment. Your current disclosure which indicates useful lives of 3 to 39 years are used is overly general and should be revised.

The Registrant has revised the presentation of Note 2 in the notes to its financial statements on page F-7 with respect to property and equipment to disclose the range of useful lives used for each category of property and equipment. It has corrected the range of 3 to 39 years, as that was the previous policy for the Presley Business.

Note 3—Capital Structure, page F-10
The Presley Acquisition (Predecessor), page F-11

11.
We note your response to prior comment 16 and the specific factors that you considered in determining the fair value of the Series B convertible preferred stock but reissue our comment. Please provide us with your detailed analysis and tell us how each term and feature of the security was considered in arriving at the conclusion that the stated valued of the Series B Convertible Preferred Stock of $15.30 per share or $22,825,000 in total approximates its fair value. You response should include whether certain terms and features of the security were weighted more heavily than others in your analysis and how that in turn affected your valuation of the Series B Convertible Preferred Stock. We may have further comment upon receipt of your response.

The Registrant advises that it performed a valuation of the Series B Convertible Preferred Stock using MONIS, a non-proprietary, commonly used valuation model for pricing convertible equity instruments.

The model inputs used are outlined below along with a description of the Registrant's basis for the inputs used.

Common stock price at the date of issuance

The assumed common stock price at the date of issuance used in the model was $7.67. This is the same price used to value the common stock issued for this same transaction. This price was based on the average closing price of the Registrant's stock for the three days following the announcement of the acquisition of the Presley business.

Term of Instrument

The Registrant considered the terms of the Series B Convertible Preferred Stock and concluded that the terms of the instrument are such that despite the perpetual term of the stock, it is unlikely that the stock would not be converted by the holder or redeemed by the company. Accordingly, the security was viewed similarly to a debt instrument with a coupon rate of 8% with an attached call option having a 8.5 year maturity. The measurement date of the 8.5 year term is August 7, 2013, the end of a one-year redemption period, after which re-pricing of the redemption price of the stock is a market trading price.

Stock Price Volatility

The Registrant used the same volatility factor of 38% that was used to value other equity instruments issued—the warrants issued to the Huff Alternative Investment Fund and the Put and Call Option Agreement associated with certain shares issued to the seller of 19 Entertainment. This volatility rate was based on a review of the volatility of comparable companies operating in similar industries since the Registrant does not have a sufficient period of data to calculate a reliable rate of volatility based on its own stock price movements.

Interest Rate

The assumed market interest rate on a convertible instrument of this type was derived based on: (i) credit spreads for high yield issues in the low to mid single B credit range generally and media high yield issues generally, in mid-December 2004, approximately 450 basis points, plus (ii) a premium of 300 basis points to reflect the junior position of the preferred stock in the capital structure and the structural subordination of the preferred stock relative to the Presley Short Term Senior Loan (incurred to finance, in part, the acquisition of the Presley business). The sum of these components of 750 basis points, plus the underlying treasury index, together represented an interest rate of 11.5%.

Dividend Rate on Common Stock

It was assumed that there would be no dividends paid to the holders of common stock for the term of the instrument. The current operations of the Registrant do not support the payment of regular dividends and management expects to utilize cash flow generated from operations to fund existing debt requirements and to grow the business, rather than pay dividends.

Factual Inputs

In addition to the above assumptions, the model required the conversion price ($15.30), the par value ($15.30) and the preferred dividend rate (8%); all of which were specific terms of the instrument.

The value of the Series B Convertible Preferred Stock as calculated using MONIS with the specific inputs described above approximated the stated value of the Series B Convertible Preferred Stock. Accordingly, management concluded that the stated value was equivalent to the market value of the instrument and recorded the Series B Convertible Preferred Stock on its balance sheet at the stated value.

Note 6—Acquisitions, page F-15
The Presley Business (Predecessor), page F-15

12.
We note your response to prior comment 17. Please revise your footnotes to disclose that you expect the purchase price allocation for the Presley Business to be finalized by the time you file your Form 10-QSB for the quarter ending September 30, 2005. Also, tell us and disclose in your footnote whether there were any significant assumptions involved in determining the fair value of the assets recognized.

The Registrant has added disclosure that it expects the purchase price allocation for the Presley Business to be finalized by the time the Registrant files its quarterly report on Form 10-QSB for the quarter ending September 30, 2005. The Registrant has also disclosed in the footnote beginning on page F-15 the significant assumptions involved in determining the fair value of the assets recognized, as follows:

The significant assumptions used in the valuation included factors affecting the duration, growth rates and amounts of future cash flows for each income stream, specifically: the future economic outlook for the industry, risks involved in the business, and the impact of competition and technological changes.

13.
Tell us and revise your footnotes to similarly provide us the information requested in our comment above with respect to the Presley Business regarding 19 Entertainment.

  The Registrant has added disclosure on page F-18 that it expects the purchase price allocation for 19 Entertainment to be finalized by the time the Registrant files Form 10-QSB for the quarter ending September 30, 2005. The Registrant has also disclosed in the footnote the significant assumptions involved in determining the fair value of the assets recognized, as follows:

    The significant assumptions used in the valuation included factors affecting the duration, growth rates and amounts of future cash flows for each income stream.

Pro Forma Information, page F-19

14.
We note your response to prior comment 20 but reissue our comment. Please revise your disclosure in Note 6 to similarly include the reason(s) provided in your response as to why the pro forma information excludes compensation expenses associated with the exercise of employee stock options immediately prior to the acquisition. Further, we note the amount you disclose here as compensation expense, net of tax of $7 million does not agree with compensation expense, net of tax, of $10.4 million based upon the amounts disclosed in Note I.C.(iv) on page 40. Please explain why and reconcile these amounts for us or alternatively, revise your next amendment to correct the discrepancy.

  The Registrant has revised the disclosure of Note 6 in the notes to its condensed consolidated financial statements on page F-20 with respect to pro forma information to include why the pro forma information excludes compensation expense associated with the exercise of employee stock options immediately prior to the 19 Entertainment acquisition. The Registrant has also revised the disclosure of the amount of compensation expense, net of tax, to reconcile with footnote 1.C.(iv) on page 40.

Note 24—Summary of Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America, page F-68
Cumulative Effect on Shareholders' Equity of Differences Between UK and US GAAP, page F-71
(k) Dividends, page F-75

15.
We note your response to prior comment 21 and revised reconciliation of shareholders' equity as it relates to the dividend adjustment but reissue our comment as we do not consider your response to be fully responsive. It is still unclear to us how you arrive at such dividend adjustment from UK GAAP to US GAAP of £2,997 and £2,754, for the year ended June 30, 2004 and June 30, 2004, respectively. Please provide us with your mathematical computation which supports the revised amounts. Also, please revise Note 24(k) to include a table reflecting the calculation of the US GAAP adjustments.

  The Registrant has further revised the disclosure in Note 24(k) in the notes to the financial statements on page F-75 to clarify the description of this item. The disclosure previously discussed both the total dividends recognized in the year as well as the accrued dividends at year end. Since 19 Entertainment recognized an interim dividend as well as the final dividend which was accrued for, these amounts were different. However, it is only the accrued but undeclared dividend at year end that is relevant to the reconciliation of stockholders equity from UK GAAP to US GAAP. Accordingly the Registrant has removed discussion of the total dividends recognized in each period, and focused instead on the accrued but undeclared dividend in an attempt to remove all confusion. Given the changes the Registrant has made to the disclosure, it believes the disclosure now clearly explains the adjustment and respectfully believes that the table requested is not necessary.

16.
Please provide us with your revised statements of changes in shareholders' equity using the balances determined under US GAAP which take into account the changes related to the dividend adjustment made to your UK to US GAAP shareholders' equity reconciliation for each of the periods presented.

  The Registrant supplementally provides revised statements of changes in shareholders' equity using the balances determined under US GAAP which take into account the changes related to the dividend adjustment made to the UK to US GAAP shareholders' equity reconciliation for each of the periods presented (amounts in thousands of pounds sterling):

	Common Stock	APIC	Retained Earnings	OCI	Total Equity
Balance, June 30, 2002			(124)		(124)
Shares issued		4,682			4,682
Dividends			(1,307)		(1,307)
Net income			5,454		5,454
Currency translation adjustments				(4)	(4)

Balance, June 30, 2003	0	4,682	4,023	(4)	8,701
Balance, June 30, 2003	0	4,682	4,023	(4)	8,701
Shares issued					0
Dividends			(3,154)		(3,154)
Net income			4,339		4,339
Currency translation adjustments				49	49

Balance, June 30, 2004	0	4,682	5,208	45	9,935

Exhibits

17.
Please confirm that you have filed all material contracts, including your registration rights agreements with the holders of the Series B Convertible Preferred Stock, the former holders of capital stock of 19 Entertainment and the Huff Alternative Fund and its affiliates and the agreement with Fox about "So You Think You Can Dance."

  The Registrant has filed all of its material contracts as required by Item 601 of Regulation S-K. Amendment No. 3 has been revised to reflect the cross reference to the registration rights agreements described above which have all previously been filed. In addition the Registrant has also filed an amendment to the Registration Rights Agreement with The Huff Alternative Fund, L.P. as Exhibit 4.9. The Registrant had planned on filing such amendment with its next quarterly report on Form 10-QSB. The provisions of such amendment are already taken into account in the description of registration rights contained in the Registration Statement. The aforementioned agreements constitute all of the Registrant's agreements relating to registration rights. We apologize for any confusion that such omission of such cross reference may have caused. The agreement with Fox to broadcast "So You Think You Can Dance?" is governed by custom and course of dealing and conduct common in the television industry. As noted in response to comment 8 above, the Registrant believes that the success or failure of this new show or any individual television program or project to achieve any level of success would not be material to its business.

18.
Your opinion indicates that, with respect to Delaware law, your counsel is only opining as to that state's General Corporation Law. Please delete this limitation or clarify that this reference also includes the applicable provisions of the Delaware constitution and reported judicial interpretations interpreting these laws.

  The counsel to the Registrant revised its opinion to clarify the reference to Delaware law and the Registrant has filed such counsel's opinion with Amendment No. 3.

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact the undersigned.

Very truly yours,
/s/ Alan I. Annex, Esq.
Alan I. Annex, Esq.
cc:	Robert F.X. Sillerman Howard J. Tytel, Esq. Michael L. Pflaum, Esq. Marc D. Jaffe, Esq.

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The Comment Letter Amendment No. 2